

AB

:CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 4-2-02

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 38588

REPORT FOR THE PERIOD BEGINNING January 1st, 2001 (MM/DD/YY) AND ENDING December 31st, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wells Fargo Investments, LLC

Official Use Only

FIRM ID. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
999 Third Avenue, Suite 4300

(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. V. Lawrence Bensussen (206) 464-8879
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

90 South Seventh Street, Suite 4200	Minneapolis	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4/4/02

OATH OR AFFIRMATION

I, V. Lawrence Bensussen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investments, LLC as of December 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].


JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature
Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: These financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization.
The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO INVESTMENTS, LLC

Table of Contents



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investments, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investments, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Investments, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002



WELLS FARGO INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2001

(In thousands)

Assets		
Cash	$	38,643
Cash and market value of securities required to be segregated under federal or other regulations (note 3)		2,508
Deposits with clearing organizations		8,067
Receivable from:		
Brokers, dealers, and clearing organizations (note 4)		32,522
Customers, net of allowance of $8,094		427,794
Securities received as collateral (note 2i)		322,307
Securities owned, at market value, including $6,871 of securities pledged (notes 5 and 6)		97,655
Securities purchased under agreements to resell (note 6)		103,069
Securities borrowed, net of allowance of $1,016		341,306
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,835		11,048
Due from affiliates		5,368
Goodwill, net of accumulated amortization of $14,535		136,865
Other assets		17,844
Total assets	$	1,544,996
Liabilities and Member's Equity		
Liabilities:		
Payable to:		
Brokers, dealers, and clearing organizations (note 4)	$	20,755
Customers, including free credit balances of $328,757		392,302
Obligation to return securities received as collateral (note 2i)		322,307
Securities loaned		323,032
Securities sold, not yet purchased, at market value (note 5)		93,467
Securities sold under agreements to repurchase with affiliate (notes 6 and 7)		4,800
Due to affiliates		8,310
Accrued compensation and related benefits		19,976
Other liabilities and accrued expenses		16,161
Total liabilities		1,201,110
Commitments and contingencies (note 8)		
Member's equity		343,886
Total liabilities and member's equity	$	1,544,996

See accompanying notes to statement of financial condition.

WELLS FARGO INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2001

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Investments, LLC (WFI) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFI's primary activities are securities brokerage and related investment services that include retail and institutional brokerage of securities, investment research, market making, trading, underwriting, and distribution of corporate securities and correspondent clearing. WFI is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer, is a member firm of the New York Stock Exchange (the NYSE), and has retail offices located in the central and western regions of the United States.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at quoted market values.

(b) Fair Value of Financial Instruments

Substantially all of WFI's financial assets and liabilities are carried at market value or at contracted amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

(d) Receivable From and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities margin and cash transactions. Securities owned by customers and either held as collateral for these transactions or held in safekeeping are not reflected in the statement of financial condition. Management considers the receivables adequately collateralized.

(e) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are treated as financing arrangements and are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest. Resale and repurchase agreements are collateralized primarily with U.S. government and government agency obligations. Such agreements provide WFI with the right to maintain the relationship between the market value of the collateral and the receivable or payable. It is WFI's policy to take physical possession or control of the collateral underlying resale agreements.

WFI's risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFI's risk with regard to repurchase agreements is

the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable. WFI monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

(f) *Furniture, Equipment, and Leasehold Improvements*

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(g) *Other Assets*

Included in other assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally three to five years, using the straight line or effective interest method.

(h) *Securities Lending Activities*

Securities borrowed and securities loaned are financing arrangements recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require WFI to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, WFI receives cash or other collateral in an amount generally in excess of the market value of securities loaned. WFI monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. When WFI acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes on the statement of financial condition the securities received as well as an obligation to return the securities. Accordingly, WFI's statement of financial condition separately reflects these assets and liabilities. At December 31, 2001, WFI has received collateral under securities lending agreements that it is permitted by contract or custom to sell or repledge of $322,307. Of this amount, $300,005 has been sold or repledged.

(i) *Income Taxes*

As a Limited Liability Company, WFI is disregarded as an entity separate from its owner and its results of operations are included in the federal and state income tax returns of its parent, WFIG, the LLC's sole member.

(j) *Recently Issued Accounting Standards*

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires that an entity recognize all derivatives in the statement of financial condition and measure those instruments at fair value. Changes in such fair value are required to be recognized in earnings to the extent the derivative is not effective as a hedge. The FASB

(In thousands)

subsequently issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No 133*, which postponed initial application until fiscal years beginning after June 15, 2000. WFI adopted SFAS No. 133 in 2001.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. WFI adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. SFAS No. 141 also establishes how the purchase method is to be applied for business combinations after June 30, 2001. This guidance is similar to previous accounting principles generally accepted in the United States of America, however, SFAS No. 141 establishes additional disclosure requirements for transactions occurring after the effective date.

SFAS No. 142 eliminates amortization of goodwill associated with business combinations completed after June 30, 2001. Effective January 1, 2002, all goodwill amortization expense will cease and goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test. WFI will adopt SFAS No. 142 on January 1, 2002. Management is currently evaluating the impact of this statement on its financial position.

(k) Goodwill

Goodwill represents the unamortized cost of acquiring net assets in excess of the appraised value of such assets at the date of acquisition. WFI amortized goodwill over fifteen to twenty-five years using the straight-line method. Management evaluates goodwill impairment in accordance with accounting principles generally accepted in the United States of America. In management's opinion, no impairment exists at December 31, 2001.

(l) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Cash and Securities Required to Be Segregated Under Federal or Other Regulations

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2001, cash required to be segregated under federal or other regulations reflect $1,255 segregated for the exclusive benefit of customers and $1,253 for proprietary accounts of introducing brokers.

(In thousands)

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations consist of the following:

Receivables:	
Securities failed to deliver	$ 10,391
Clearing organizations and other	22,131
	$ 32,522
Payables:	
Securities failed to receive	$ 13,770
Payables to brokers clearing through WFI as correspondent	994
Clearing organizations and other	5,991
	$ 20,755

(5) Marketable Securities Owned and Marketable Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at quoted market values as follows:

	Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$ 97,638	$ 93,465
Corporate stocks	17	2
	$ 97,655	$ 93,467

Securities sold, not yet purchased represent obligations of WFI to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFI's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(6) Securities Sold Under Agreements to Resell and Repurchase

At December 31, 2001, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2001, WFI has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $103,590. Of this amount, $98,926 has been sold or repledged.

At December 31, 2001, WFI has pledged collateral of $6,871 under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge. This amount is included in securities owned on the statement of financial condition.

(In thousands)

(7) Related Party Transactions

In the ordinary course of business, WFI enters into material transactions with other affiliates of WFC. During the year ended December 31, 2002, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (see note 10), operating expenses allocated by affilates, and interest paid to affiliates under short-term financing arrangements.

Securities sold under agreements to repurchase with affiliate represent short-term borrowings from Wells Fargo Bank Minnesota, N.A. (the Bank) which are collateralized by trading securities. At December 31, 2001, WFI had available credit from WFC under an unsecured short-term promissory note that is authorized up to $500,000. WFI pays interest on these financing arrangements at interest rates approximating commercial lending rates.

In May 2001, WFIG acquired the assets and liabilities of Wells Fargo Securities, Inc.'s full service retail brokerage business for $29,578, which it subsequently contributed to WFI. In October 2001, WFIG acquired the remaining asset and liabilities of Wells Fargo Securities, Inc., which represented its discount brokerage business, for $16,121, which it subsequently contributed to WFI. For each of these transactions, WFI recorded the assets and liabilities based upon their historical carrying amounts and accounted for the contributions from WFIG as a capital infusion. Wells Fargo Securities, Inc. was an affiliate of WFI and WFIG.

In July 2001, WFI acquired certain assets and liabilities relating to the retail brokerage operations of Wells Fargo Van Kasper, LLC (WFVK) which is an affiliate of WFI. WFI paid $42,295 which was equal to the net book value of assets and liabilities acquired.

In September 2001, WFI acquired the remaining assets and liabilities relating to the retail brokerage operations of WFVK. WFI paid $1,388 which was equal to the net book value of assets and liabilities acquired.

(8) Leases, Commitments, and Contingent Liabilities

WFI leases certain office space under noncancellable operating leases. Certain of these leases contain escalation clauses based upon increased costs incurred by the lessor. Future minimum rentals under the terms of the lease agreements are as follows:

December 31,	
2002	$ 1,712
2003	1,718
2004	1,631
2005	1,197
2006	977
Thereafter	3,312
	$ 10,547

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFI which, in the opinion of management, will be resolved with no material impact on WFI's financial position.

(In thousands)

(9) Net Capital Requirements

WFI is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFI has elected to compute net capital under the alternative provisions of the Rule, which require WFI to maintain net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001 WFI's net capital was $148,321, which was 34% of aggregate debit items and which exceeded the minimum net capital requirement of $8,759 by $139,562.

The net capital rules of the NYSE also provide that equity capital may not be withdrawn or cash dividends paid without notification if resulting net capital would be less than 5% of aggregate debit items.

(10) Employee Benefits

WFI participates in WFC's noncontributory defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFI's employees are not available. WFI's employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Participant salary deferral contributions are matched by the company 100% up to 6% of certified compensation. The matching contributions are invested in WFC's common stock.

(11) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, WFI's customer and correspondent clearance activities obligate WFI to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to WFI. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, WFI may incur losses. WFI has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

As customers write option contracts or sell securities short, WFI may incur losses in the event customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, WFI monitors required margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

From time to time, WFI also enters into financial futures contracts for the purpose of hedging certain activities. As such, any futures contract commitments are considered held for trading purposes and are carried at market value. Financial futures contracts are transactions in which one party agrees to deliver a financial instrument to a counterparty at a specified price on a specified date. Risk arises from the possibility of unfavorable changes in the market price of the underlying financial instrument. At December 31, 2001, WFI had no outstanding financial futures commitments. The average fair value of such financial instruments for the year ended December 31, 2001 was not material.


WELLS FARGO
INVESTMENTS

Private Client Services
Northstar West Building
625 Marquette Avenue
Minneapolis, MN 55402

To Whom It May Concern:

It has been brought to my attention that you did not receive an original signature facing page with the balance sheet only version of the statement of financial condition for Wells Fargo Investments, LLC. Please find one enclosed in this envelope.

If you have any questions, please call me at 612-667-9566.

Sincerely,

Laurie Ohotto
Vice President


RECEIVED
MAR 1 9 2002

Investment and Insurance Products:

- ► **Are Not insured by the FDIC or any other federal government agency**
- ► **Are Not deposits of or guaranteed by the Bank or any Bank affiliate**
- ► **May Lose Value**